Fiduciary Management, Inc.
is proud to sponsor the 22nd Annual
Swing With The Legends Golf Tournament
and Charities. Keep it in the Fairway...



FIDUCIARY
MANAGEMENT, INC.
Investment Counsel

Disciplined Equity Investing for 27 Years

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